

November 3, 2010

Ms. Janet F. Clark
Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056

     Re: **Marathon Oil Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed February 26, 2010, as amended September 17, 2010
               File No. 1-05153

Dear Ms. Clark:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 99.2</u>

1.   We note the following language in Netherland Sewell's report:

> In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal, or accounting, rather than engineering and geologic.

> It does not appear that NSAI has "excluded from [its] consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal, or accounting, rather than engineering and geologic." In this regard, we note that the definition of "reserves" in Rule 4-10 (a)(26) of Regulation S-X indicates that

"there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or revenue interest in the production." We also note that the definition of proved reserves is contained in Regulation S-X which is an accounting regulation. Therefore, we believe NSAI should address this limiting language in one of the following ways, as deemed appropriate:

- remove the sentence referenced above; or

- replace the referenced sentence with a new statement that is precisely tailored to the expertise of NSAI and the circumstances under which the report was prepared.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White, Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas, at (202) 551-5798, Anne Nguyen Parker, Branch Chief, at (202) 551-3611, or me, at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director